EXHIBIT 14. CODE OF ETHICS

Organizational Functional Area:	Administration
Policy For:	Insider Policy:
Conflict of Interest/Code of Ethics
OPFC Board Approved
OPNB and OPT and FS Adopted:	June 2003
Last Revision Date:	May 2001
Last Review Date:	June 2003
Department/Individual Responsible
for Maintaining/Updating Policy:	EVP/CAO

Insider Policy: Conflict of Interest/Code of Ethics

Policy Statement

Insider abuse and violations of an institution’s code of ethics can greatly affect the financial health and reputation of an organization. Therefore, all directors, officers, employees, and principal shareholders are required to act in a responsible and ethical manner and to remain free of influences that may result in the loss of objectivity regarding business conducted with Old Point Financial Corporation’s customers, customers of its subsidiaries or with Old Point Financial Corporation itself. Each must avoid any interests or activities involving another organization or individual that may result in an actual conflict of interest or have the appearance of a conflict of interest between Old Point Financial Corporation, its subsidiaries, and that organization or individual. While this policy does not intend to interfere with the personal lives of Old Point Financial Corporation’s representatives and those of its subsidiaries, it requires those persons to recognize situations where conflicts of interest may arise, avoid them when possible, and to maintain the highest ethical standards in all dealings with and between this corporation, its subsidiaries and our customers.

Administration and Responsibilities

The primary accountability and responsibility for the Insider Policy rests with each individual director, officer, employee and principal shareholder. It is incumbent upon all individuals to demonstrate by example what compliance with this policy means. All employees and insiders are encouraged to approach any member of Executive Management or their direct supervisor with questions regarding any aspect of this policy or any activity that could be interpreted as a violation of this policy. Such discussions will be strictly confidential, unless a violation of law or policy has occurred and demands company action.

The Executive Vice President-Administration is responsible for administering this policy and assuring that each director, officer, employee and principal shareholder has reviewed this policy and has certified that they have received, read and agreed to comply with the policy.

This policy must be disseminated annually to all of the company’s directors, executive officers, and principal shareholders. These insiders must provide written acknowledgement of receipt of the policy and/or any subsequent policy revisions and must sign an agreement stating compliance with the terms of the policy. No policies need be furnished to the related interests of such persons.

The Board of Directors will annually approve this policy. In addition, the Board is responsible for ensuring that the policy creates an environment that is inconducive to unethical behavior by company employees and insider fraud and abuse.

On a periodic basis, the Audit Department will conduct a review of procedures, documentation, and minutes of the Board of Directors meeting to test for compliance with this policy.

Definitions

The term “company” in this policy refers to Old Point Financial Corporation and its subsidiaries, Old Point National Bank and Old Point Trust and Financial Services, N.A.

An “executive officer” is so named by resolution of the Board of Directors for the Old Point Financial Corporation and each of its subsidiaries. An executive officer is defined as one who participates or has authority to participate in major policy making functions of the company whether or not the officer has an official title.

The term “insider” is defined by Regulation O as all directors, executive officers, principal shareholders and includes any related interests of such persons.

A “member bank” means any banking institution that is a member of the Federal Reserve System.

A “principal shareholder” is a person (other than an insured bank) that directly or indirectly, or acting through or in concert with one or more persons, owns, controls, or has the power to vote more than 10 percent of any class of voting securities of a member bank or company.

A “related interest” is a company controlled by that person or a political or campaign committee that is controlled by that person or the funds or services of which will benefit that person.

A “conflict of interest” is an interest that conflicts with the purpose, policies, or operations of Old Point Financial Corporation and its subsidiaries.

Conflicts of Interest

Directors, officers, employees and principal shareholders of this company are expected to conduct their personal and business affairs in a manner that avoids even the appearance of a conflict of interest between their self interests and their duties and obligations to the company, its customers, and its shareholders.

Similarly, any association with the company must not be used for personal gain (beyond authorized compensation and benefits) nor may company property, services, information, or influence be used for one’s own or another’s private advantage.

All directors, officers, employees and principal shareholders should remove him or herself from any compromising situation where an actual or apparent conflict of interest exists. These situations must be disclosed immediately as outlined in the Disclosures section of this policy.

Outside Directorships

Directorships that might pose a conflict of interest or create the appearance of a conflict of interest are to be avoided. If an actual or apparent conflict of interest develops and cannot be immediately resolved, you are to promptly withdraw from the conflict of interest. If this situation cannot be avoided, it must be disclosed immediately as outlined in the Disclosures section of this policy.

Fiduciary Appointments

Prior written approval is required, as outlined in the Disclosures section of this policy, before any employee may accept an appointment as a fiduciary (executor, administrator, guardian, or trustee) or, as co-fiduciary with another person, firm, or corporation, except in the case when acting on behalf of a family member or personal associate.

Employees may not receive a fee for acting as co-fiduciary with the company unless approval from its Board of Directors is received.

Except when acting in an official capacity for the company, employees are not to act as agent or deputy in any signing capacity on any account (except for members of their families and personal associates) that is held in the company without prior written approval as outlined in the Disclosures section of this policy.

Outside Employment/ Other Business Activities

Outside employment for company employees with other businesses is permitted under the following conditions only:

o	Job duties do not violate specific banking laws or regulations.

o	Holding the position does not present a conflict of interest with the individual’s position at the company, either by the nature of the other business or by excessive requirements of the individual’s time.

All company employees must obtain prior written approval, as outlined in the Disclosures section of this policy, when engaging in outside employment or other business activities.

Confidential And “Inside” Information / Personal Investments

Confidential information about existing or potential customers or suppliers available to directors, officers, employees and principal shareholders as a result of their position is to be used solely for the company’s business purposes and never for personal gain. In no way should this information be given to or discussed with persons outside the company, or to other company associates unnecessarily.

As part of your employment and or election, you agree and acknowledge that during and after your association, you will not disclose confidential information about the company, company business or the company’s customers obtained as a result of your position.

Financial information regarding the company is always confidential and must not be given to any person unless it has been published in reports to our shareholders or otherwise publicly disseminated.

In some instances, confidential information may be considered “inside” information. If such information is used or disclosed, the employee, the company, and anyone outside the company to whom the information is disclosed could be subject to liability under federal and state securities laws.

While it is recognized that directors, officers, employees and principal shareholders have the right to make personal investments, sound judgement must be exercised to avoid any financial involvement that is illegal or that might convey any appearance of impropriety.

This policy basically prohibits any attempt to profit from material non-public information about the company, any client, any supplier, or any other company. Transactions that may involve, or appear to involve, a conflict of interest between directors, officers, employees or principal shareholders and the company or one of its customers or suppliers are prohibited.

Giving or Accepting Gifts, Hospitality, Payments, or Preferential Treatment

Giving or accepting gifts, hospitality, payments or preferential treatment to or from clients or vendors (suppliers) may be a conflict of interest and may result in prosecution under the Comprehensive Crime Control Act of 1984.

Prohibitions Against Accepting Gifts, Hospitality, Payments, or Preferential Treatment

        Unless authorized below under the heading, “Exceptions to Prohibitions Against Accepting Gifts, Hospitality, Payments or Preferential Treatment,” any director, officer, employee or principal shareholder is prohibited from:

o	Accepting gifts of cash or cash equivalent instruments, such as personal checks, money orders, traveler’s checks, or gift certificates.

o	Soliciting for themselves or for a third party (other than the company) anything of value from anyone in return for any business, service, or confidential information of the company.

o	Accepting anything of value (other than salary, wages, fees, or other compensation paid in the usual course of business) from anyone in connection with the business of the company either before or after a transaction is discussed or completed.

Exceptions to Prohibition Against Accepting Gifts, Hospitality, Payments or Preferential Treatment

As long as it is not prohibited above and all of the criteria listed below are met, directors, officers, employees and principal shareholders may accept gifts (other than cash or cash equivalent instruments) or acts of hospitality of reasonable value without violating the policy. (In most cases, “reasonable value” is considered to be $50.00 or less.)

o	No effort is being made to influence the intended recipient’s professional judgement.

o	Intended recipient’s judgement is not affected by the acceptance of the gift or hospitality. o Intended recipient has not solicited the gift or hospitality.

In most circumstances, the following gifts, hospitality, payments or preferential treatment may be accepted without violating policy:

o	Gifts, gratuities, amenities, or favors motivated by an obvious family or personal relationship that exists outside of the company such as gifts from parents, children, or spouses.

o	Meals, refreshments, travel arrangements or accommodations, or entertainment, provided that:

-They are of a reasonable value, and

-They are offered in the course of a meeting or other occasion, for the purpose of providing an opportunity for a business discussion or to foster better business relations, and

-They are expenses that would have been paid by the company as a reasonable business expense, had the expenses not been paid by another party.

o	Loans with standard terms may be obtained from merchants or financial institutions other than Old Point National Bank, to finance common needs, for example, home mortgage loans (except where prohibited by law).

o	Advertising or promotional materials of reasonable value, such as pens, pencils, note pads, key chains, calendars, and similar items.

o	Discounts and rebates on merchandise or services that do not exceed those offered to other customers of the individual or merchant offering the discount/rebate.

o	Gifts of reasonable value that are presented in connection with commonly recognized events, such as holidays, weddings, births of children, promotions, new jobs, or retirements.

o	Civic, charitable, educational, or religious organizational awards for recognition of services or accomplishments.

On a case-by-case basis, the company may approve the acceptance of gifts of value or hospitality (greater than $50.00) under circumstances not previously specified, as follows:

o	The individual makes a full written disclosure of all relevant facts and requests prior written approval as outlined in the Disclosures section of this policy.

Purchase of Preferential Treatment

The company prohibits offering, giving, soliciting, or accepting bribes, kickbacks, extraordinary commissions, or other devices for the purchase of favored treatment or reward of favored treatment by governments, other businesses, or individuals. Any request for or offers of such kind must be disclosed immediately as outlined in the Disclosures section of this policy.

Fees or commissions are to be paid only for clearly stated business purposes. Hospitality at meals, business meetings, and social events may be extended by you, provided it is moderate, is appropriate to the situation, and avoids compromising the company, yourself, or the recipient.

The services of brokers, dealers, lawyers, consultants, and other professionals are to be chosen on the basis of qualifications, quality, price and benefit to the company.

Prohibited Lending Practices

Certain specific lending practices are prohibited either by law or by company policy. For purposes of this section, the term “lending officer” refers to any staff member who has been given lending authority by the company.

Personal Financial Involvement in Extending Credit

When you act as a lending officer, as defined under, “Prohibited Lending Practices,” you must not extend credit (An overdraft is considered an extension of credit) to the following, unless an executive officer has pre-approved the transaction:

o	Clients, if any of the proceeds are to be given to or loaned to you, used to pay a debt owed by you, or to benefit you in any other way.

o	Clients, if any of the proceeds enable them to purchase real or personal property from you.

o	Relatives or significant others.

o	Companies in which you have an interest as a director, officer, controlling person or partner, or in which a member of your immediate family has such an interest.

Borrowing and Lending from Clients, Suppliers, or Other Staff Members

Company policy prohibits any director, executive officer, employee or principal shareholder from borrowing directly or indirectly from clients, suppliers, or other staff members on their own behalf or on behalf of someone else. Similarly, lending personal funds to clients, suppliers, other staff members, agency employees, or independent contractors is not allowed unless prior written approval is obtained as outlined in the Disclosures section of this policy.

You may make an occasional loan of nominal value (e.g., for lunch) to another staff member as long as no interest is charged.

The policy on personal borrowing and lending does not apply to family members or to loans from institutions normally in the business of lending. Family members are defined as spouse, minor children, or relatives (by marriage or otherwise).

Granting of Preferential Terms

It is the policy of this company that its lending services be made available to serve the legitimate and deserving credit needs of clients on an equitable basis. Concessions of rate and other terms shall be based on a borrower’s creditworthiness and overall client relationship with the company or otherwise in accordance with company policy.

Loans to Insiders

Loans to directors, executive officers, principal shareholders and their related interests of Old Point Financial Corporation and Old Point National Bank are subject to the restrictions and limitations of Regulation O of the Federal Reserve System. It is the policy of the company to fully comply with Regulation O.

Directors, executive officers, principal shareholders and their related interests of the company may obtain loans from other financial institutions at the same rates, terms, and conditions, as those given to other clients from that financial institution.

Conduct of Insiders

12 CFR § 215, or federal Regulation O, defines “insiders” as directors, executive officers, principal shareholders, and the related interests of each of these persons. These people must take care that their conduct does not violate rules relating to self-dealing and personal gains. At no time are members of this group allowed to take advantage of their position in the company for personal profit or influence over credit and other decisions with regard to their business or personal interests.

Insiders are prohibited from being involved in the approval process and must abstain from voting on any loan or business transactions from which the insider may benefit directly or indirectly. This prohibition extends to professional relationships with any company or firm receiving renumeration as a result of the decision to grant credit.

Decisions regarding the sale or purchase of company assets and services must be made in the best interests of the company, with no influence on insiders resulting from gifts, entertainment, or gratuities. All conduct of such business must be at an arm’s length.

Insiders must disclose, as outlined in the Disclosures section of this policy, any material interest they may have in the business of a borrower, an applicant, other customer, vendor, or supplier when transactions with that person could present an actual or potential conflict of interest.

Approval of Insider Transactions

The company is prohibited from entering into any insider transactions (business dealings) unless certain conditions are met. "Business dealing" is defined as follows:

1.	The sale, purchase, or other conveyance of assets, goods or services to or from the company.

2.	The use of the company's facilities, real or personal property, or its personnel.

3.	The lease of property, equipment or other assets to or from the company.

4.	The payment by the company of commissions and/or fees including, but not limited to, brokerage commissions and management, consultant, architectural, and legal fees.

5.	Service agreements.

6.	The payment of interest on the deposits of an insider to the extent that the rate of such interest exceeds the amount paid to other depositors on similar deposits with the company.

In order to be a permissible transaction, a business dealing between the company and an insider must meet these conditions:

1.	The business dealing must be intended for the benefit of the company and not be entered into by the company merely as an accommodation for the benefit of the insider.

2.

The business dealing must be made on terms and under circumstances substantially the same, as those prevailing at the time for comparable business dealings with persons not covered by the regulation. In the absence of comparable business dealings, the terms and circumstances of the business dealing with the insider must be substantially the same, as those that would apply to business dealings with persons not covered by the regulation.

Business dealings between the company and an insider greater than $25,000.00 are considered significant and must be submitted to the Board of Directors or a committee of the Board for prior approval.

Business dealings that are less than $25,000.00 are considered insignificant in nature and effect and do not warrant the protections established by this policy.

Insider Transactions Recordkeeping Requirements

Adequate, centralized records of all insider transactions must be kept in a form and manner that will enable easy, independent review. The records must identify:

1.	The names of the parties to the transaction other than the company.

2.	The relationship of the parties to the company (or to the insider).

3.	A brief description of the transaction and its terms.

4.	A notation of any dissenting votes cast along with the basis of the dissent.

Disclosures/ Recordkeeping

Directors, officers, employees and principal shareholders of the company must make required disclosures or obtain prior approval of the appropriate party in certain cases such as fiduciary appointments, outside employment activities, receipt of gifts, or affiliations which may result in even the appearance of a conflict of interest. All necessary approvals or disclosures should be made as follows:

Employees:	Report to direct supervisor
Officers:	Report to an Executive Officer
Executive Vice Presidents
and Chief Executive Officer:	Report to Board of Directors
Board Members and
Principal Shareholders:	Report to Executive Vice President –Administration

It is incumbent upon each director, officer, employee and principal shareholder to obtain prior approvals and disclose information appropriately in accordance with this policy.

All documentation must be forwarded to the Executive Vice President- Administration so that the policy can be adequately administered.

Furthermore, all insiders of the company and its subsidiaries must make annual disclosures of their related interests as defined by Regulation O and in the Definitions section of this policy.

Consequences of Noncompliance

Failure to comply with this policy may result in the termination of employment or removal from the company’s Board. The action taken will be commensurate with the seriousness of the conduct and an evaluation of the situation. Serious violations will be brought to the attention of the Board of Directors.